EXHIBIT 99.212

mCloud Files Form 40-F with SEC Fulfilling Significant Milestone for Proposed NASDAQ Listing

CALGARY, AB, Aug. 17, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it has filed a Form 40-F Registration Statement ("Form 40-F") with the United States Securities and Exchange Commission (the "SEC"), fulfilling a significant milestone in the process for the Company to list its common shares on The Nasdaq Capital Market ("NASDAQ"). A copy of the Form 40-F is available on EDGAR and the mCloud Web site at www.mcloudcorp.com.

mCloud's common shares will continue to trade on the OTCQB under the ticker symbol MCLDF until NASDAQ approval and up-listing. The Company will also continue to be a reporting issuer in Canada on the TSX Venture Exchange ("TSX-V") under the ticker symbol MCLD post NASDAQ up-list.

Listing of mCloud's common shares on NASDAQ remains subject to the approval of NASDAQ and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the Form 40-F. Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on NASDAQ.

"mCloud has become a truly global company through our major presence in the United States, Canada, the United Kingdom, Singapore, Australia, China, and soon, Saudi Arabia," said Russ McMeekin, mCloud President and CEO. "Our AI-powered ESG solutions have taken flight around the world and have helped us attract the interest of institutional investors and bolster our value to shareholders, all of which will be further facilitated through the filing of this Form 40-F and pursuing next steps toward a prestigious listing on the NASDAQ."

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the potential listing of mCloud's shares on NASDAQ and the timing and regulatory approval for the Company's Form 40-F with the SEC.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2021/17/c0396.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 17-AUG-21